Exhibit 12

Pall Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Fiscal Year Ended
	July 31, 2014	July 31, 2013	July 31, 2012	July 31, 2011	July 31, 2010
Determination of Earnings:
Earnings before income taxes	$451,415	$411,626	$366,910	$368,719	$272,595
Fixed charges	38,112	35,638	40,754	37,107	30,697
Amortization of capitalized interest	257	257	165	167	218
Capitalized interest	—	—	(277)	(404)	(225)
Total earnings as defined	$489,784	$447,521	$407,552	$405,589	$303,285

Determination of Fixed Charges:
Interest Expense (*)	$26,544	$24,073	$28,704	$26,055	$19,910
Rents (**)	11,568	11,565	11,773	10,648	10,562
Capitalized interest	—	—	277	404	225
Total fixed charges	$38,112	$35,638	$40,754	$37,107	$30,697

Computation of Ratio of Earnings to Fixed Charges	12.9	12.6	10.0	10.9	9.9

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.
(**)	Rents included in the computation consist of one-third of rental expense.